

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Via E-mail
Mr. Weiliang Liu
Chief Executive Officer
China Ceetop.com, Inc.
A2803, Lianhe Guangchang
5022 Binhe Dadao
Futian District, Shenzhen, China

> **Re: China Ceetop.com, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 28, 2012**
> **Response dated February 8, 2013**
> **File No. 000-53307**

Dear Mr. Liu:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our comment letter dated January 25, 2013, stating your belief that a "solicitation" did not occur in obtaining the majority consent in favor of changing the company's name. However, it appears that you have secured such shareholder consent by conducting a solicitation considering you acknowledge that shareholder consent was "obtained through the course of ongoing discussions between the Shareholders and Mr. Liu in regards to the Company, and its activities, including the subject Actions." Please provide us with additional detail as to why you believe that you have not conducted a solicitation in violation of the proxy rules with respect to securing these shareholder consents or revise your information statement to acknowledge as such. Please also tell us why those shareholders that hold in excess of 5% of your common stock have not been identified in your "Security Ownership of Certain Beneficial Owners

and Management" table in your preliminary information statement and revise it accordingly. We also note that they also do not appear to be complying with the reporting obligations associated with Section 13(d) of the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Jeffrey M. Stein
    JMS Law Group, PLLC